UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2020

Commission File Number: 1-33659

COSAN LIMITED

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

COSAN LIMITED

TABLE OF CONTENTS

ITEM
1.	Material fact, filed by Cosan S.A. with the Brazilian Securities Commission on July 3, 2020, providing further information in regards to a potential corporate restructuring.

2.	Presentation – Corporate Restructuring

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2020

COSAN LIMITED

By:	/s/ Marcelo Eduardo Martins
	Name:	Marcelo Eduardo Martins
	Title:	Chief Financial and Investor Relations Officer

Item 1

Material fact, filed by Cosan S.A. with the Brazilian Securities Commission on July 3, 2020, providing further information in regards to a potential corporate restructuring.

MATERIAL FACT

Cosan S.A. (B3: CSAN3) (“Cosan”), Cosan Logística S.A. (B3: RLOG3) (“Cosan Log”) and Cosan Limited (NYSE: CZZ) (“CZZ”, and collectively with Cosan and Cosan Log, the “Companies”), the controlling shareholder of Cosan and Cosan Log, inform the market that their respective boards of directors have authorized the senior officers of each of the Companies to consider a corporate restructuring proposal, to be subject to the approval of their respective shareholders. Once approved, the proposal will consolidate Cosan as the group’s sole holding company. Such restructuring is intended to simplify Cosan Group’s corporate structure, unify and consolidate the current Companies’ free floats, increase stock liquidity, and unlock value within the Cosan Group’s portfolio.

Cosan S.A. – Sole Holding Company

The corporate restructuring shall consist of a merger of companies under common control, as provided for by art. 264, paragraph 4th, of Law No. 6,404, pursuant to which CZZ and Cosan Log will be merged into Cosan (the “Proposed Transaction”). Following completion of the Proposed Transaction, outstanding shares of Cosan will be directly owned by all shareholders of Cosan, CZZ and Cosan Log as of immediately prior to the completion of the Proposed Transaction, and Cosan will continue to be controlled by Aguassanta, which is Mr. Rubens Ometto Silveira Mello’s investment vehicle.

As part of the Proposed Transaction, Cosan intends to issue to the shareholders holding CZZ shares prior to the approval of the Proposed Transaction, American Depositary Shares (“ADSs”) listed on the New York Stock Exchange (“NYSE”) or shares issued by Cosan listed under Novo Mercado at the Brazilian Stock Exchange, B3 S.A. – Brasil, Bolsa and Balcão in São Paulo (“B3”).

As for Cosan Log, once the Proposed Transaction is completed, Cosan Log shareholders holding RLOG3 shares immediately prior to the approval of the Proposed Transaction will become owners of shares of Cosan, a company that will, therefore, become the direct controlling shareholder of Rumo S.A. (B3: RAIL3) (“Rumo”), which is currently a direct subsidiary of Cosan Log. See the corporate chart below for an illustration of the expected structure of the Proposed Transaction.

The Proposed Transaction will only be completed if the amount allocated pursuant to the withdrawal rights of Cosan Log’s shareholders does not affect the financial stability of Cosan. For such purposes, a maximum fixed amount will be established for the exercise of the withdrawal rights. Cosan’s shareholders are not entitled to withdrawal rights under Brazilian law.

Cosan intends to prepare its main operational subsidiaries and co-controlled companies for a potential public offering. The feasibility and timing for the potential public offering of each business is different and the actual listing will depend on a number of conditions, which may be outside Cosan’s control. However, our intention is to be ready in case such conditions are met.

Exchange Ratios and CVM 35 Guidance Opinion

The Companies’ boards of directors have decided that, on a provisional basis and in accordance with CVM’s Guidance Opinion No. 35, special independent committees will be established to negotiate the exchange ratios for the exchange of shares of: (i) CZZ for Cosan shares; and (ii) Cosan Log for Cosan shares, resulting from the potential implementation of the Proposed Transaction. The Companies clarify that the committees of Cosan and Cosan Log will be composed of non-managers, all independent with recognized technical capacity, whose members will be disclosed in due course. For consistency purposes and good corporate governance practice, CZZ will also have its own independent committee, formed of independent directors of CZZ. The boards of directors of Cosan and Cosan Log approved that the shareholders’ meetings that will deliberate on the Proposed Transaction will also deliberate on amending their respective bylaws to include transitory provision providing for, on a retroactive basis, terms and conditions under which such independent committees will work, as well as the appointment of members to such committees, subject to the subsequent approval of the respective shareholders.

The Companies clarify that the following assumptions will be observed by management when considering the Proposed Transaction:

a)	The share exchange ratios applicable to the Proposed Transaction will be fixed without attributing any particular benefit to a certain type or class of shares of the Companies;

b)	There should be no holding discount when appraising the Companies; and

c)	Companies must be appraised by their economic (fair market) value.

These assumptions are intended to guide the review of the Proposed Transaction by the boards and, subsequently, the analysis and negotiation of the exchange ratio by the independent committees, without limiting in any way the autonomy of the committees’ work.

Closing conditions

The Companies estimate that the Proposed Transaction will be completed in approximately 180 days. Completion of the Proposed Transaction is also contingent upon corporate and regulatory approvals, including, without limitation, approvals from the CVM and the U.S. Securities and Exchange Commission (“SEC’), debt holders and suppliers of the Companies and their affiliates.

Access to documents and additional information

All the information required by the CVM Ruling No. 565, dated June 15, 2015, regarding the Proposed Transaction will be disclosed in due course, following the completion of negotiations between the independent committees and the Companies’ management, when the Companies’ board of directors will meet to approve final terms for the Proposed Transaction to be subject to further approval by shareholders’ meetings of the Companies.

The Companies will keep shareholders and the market in general updated on any progress or news regarding the Proposed Transaction.

On Monday, July 6, 2020, at 14:00 pm BRT, a conference call will be held with the Companies’ management.

São Paulo, July 3, 2020

Marcelo Eduardo Martins

Chief Financial and Investor Relations Officer

No Offer or Solicitation

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Additional Information

This communication is being made in respect of the proposed corporate restructuring transaction involving Cosan, CZZ and Cosan Log. In connection with the proposed transaction, Cosan will file with the SEC a registration statement on Form F-4 that will include a prospectus of Cosan for the shares of Cosan to be issued pursuant to the proposed transaction. Cosan also plans to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any registration statement, prospectus or other documents that Cosan may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 as well as other filings containing information about Cosan and the proposed transaction will be available without charge at the SEC’s Internet site (www.sec.gov).

Caution about Forward-Looking Statements

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Cosan, CZZ and Cosan Log; beliefs relating to value creation as a result of a proposed transaction involving Cosan, CZZ and Cosan Log; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Cosan’s, CZZ’s and Cosan Log’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Cosan’s, CZZ’s and Cosan Log’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Cosan’s, CZZ’s and Cosan Log’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made.

New uncertainties and risks arise from time to time, and it is impossible for Cosan, CZZ or Cosan Log to predict these events or how they may affect Cosan, CZZ or Cosan Log. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Cosan, CZZ nor Cosan Log has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Item 2

 Presentation – Corporate Restructuring

Corporate Reorganization Proposal July, 2020

Disclaimer 2 No Offer or Solicitation This presentation is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction . Additional Information This presentation is being made in respect of the proposed corporate restructuring transaction involving Cosan S . A . (“Cosan”), Cosan Limited (“CZZ”) and Cosan Logistica S . A . (“Cosan Log”) . In connection with the proposed transaction, Cosan will file with the SEC a registration statement on Form F - 4 that will include a prospectus of Cosan for the shares of Cosan to be issued pursuant to the proposed transaction . Cosan also plans to file other documents with the SEC regarding the proposed transaction . This presentation is not a substitute for any registration statement, prospectus or other documents that Cosan may file with the SEC in connection with the proposed transaction . BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F - 4 REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION . The Form F - 4 as well as other filings containing information about Cosan and the proposed transaction will be available without charge at the SEC’s Internet site (www . sec . gov) . Caution about Forward - Looking Statements Statements in this presentation (or in the documents it incorporates by reference) that are not historical facts or information may be forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 . Among other things, these forward looking statements may include statements regarding the proposed transaction involving Cosan, CZZ and Cosan Log ; beliefs relating to value creation as a result of a proposed transaction involving Cosan, CZZ and Cosan Log ; the expected timetable for completing the transaction ; benefits and synergies of the transaction ; future opportunities for the combined company ; and any other statements regarding Cosan’s, CZZ’s and Cosan Log’s future beliefs, expectations, plans, intentions, financial condition or performance . In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward - looking statements . These forward - looking statements are based on Cosan’s, CZZ’s and Cosan Log’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations . These factors are difficult to predict accurately and may be beyond Cosan’s, CZZ’s and Cosan Log’s control . Forward - looking statements in this presentation or elsewhere speak only as of the date made . New uncertainties and risks arise from time to time, and it is impossible for Cosan, CZZ or Cosan Log to predict these events or how they may affect Cosan, CZZ or Cosan Log . Therefore, you should not rely on any of these forward - looking statements as predictors of future events . Except as required by law, neither Cosan, CZZ nor Cosan Log has any duty to, and does not intend to, update or revise the forward - looking statements in this presentation or elsewhere after the date this presentation is issued . In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward - looking statement made in this presentation may not occur .

3

Proven Capital Allocation Track-Record

Additional value to be unlocked with simplified Corporate Structure


Building Portfolio Backbone
Derisking in a Volatile Environment
Capturing Portfolio Opportunities
2008
Esso Acquisition
Rumo Creation
Radar Creation
2009
NovAmerica Acquisition
2011
Raizen JV
2012
Sale of Cosan Alimentos
Comgás Acquisition
2015
Rumo & ALL Merger
2016
Cosan Liability Mgmt
Sale of Radar
2017
Rumo Liability Mgmt
Tonon Acquisition
Moove's International Expansion
CZZ 1st Tender Offer
2018
Shell Argentina Acquisition
CZZ 2nd Tender Offer + BDRs Delisting
Moove Private Placement
2019
Payly Creation
FEMSA & Raízen JV signing
CZZ Liability Mgmt
Comgás VTO
2020
Compass Gas & Power
Trizzy
Corporate Simplification

Proposed Transaction Highlights 4 Simplification of corporate structure, unifying three holdings into a single one with higher liquidity, single class of shares and listed under the Novo Mercado segment in B3 and in NYSE (ADR) Proposed Transaction Merits of the Transaction ▪ Proposed Transaction : Cosan Logística (“RLOG”) and Cosan Limited (“CZZ”) to be merged into Cosan S.A. (“CSAN”) o Both CSAN and RLOG are currently listed in B3 under the Novo Mercado listing segment, while CZZ is listed in the New York Stock Exchange (NYSE) ▪ As part of the Proposed Transaction, CSAN will issue American Depositary Receipts (ADRs) to be listed in the New York Stock Exchange ▪ The Proposed Tran saction is still subject to the approval of CSAN, RLOG and CZZ shareholders ▪ Simplification of Cosan corporate structure ▪ Improvement of overall corporate governance , creating a single shareholder base with a single class of shares and same voting rights ▪ Consolidation of the free float of CSAN, RLOG and CZZ, increasing the liquidity ▪ New corporate structure will likely facilitate future capital raising initiatives for the Group as a whole ▪ Consolidation of CSAN as the platform for new business development

5 Proposed Transaction Principles Independent Committees will have the necessary budget to carry the required steps and assessments to negotiate the exchange ratios Independent Committees will negotiate the terms and the exchange ratios, considering three guidelines: ( i ) no holding discounts – neither CZZ nor RLOG3 or CSAN3); (ii) value of all operational subsidiaries based on fair market value assessment ; and (iii) no particular benefit attributed to different type or class of shares Process to be carried out with the highest level of governance and transparency in accordance with the best market practices: Independent Committees (composed of independent and external administrators) to assess the relative value of the assets Cosan Group will appoint well - known names in financial and legal markets to form the Independent Committees Independent Committees intend to conduct meetings, discussions and prepare studies that are truly independent of those proposed by the management

6 Indicative Transaction Timetable Note: EGM stands for Extraordinary General Meeting The indicative timetable for the closing of this process is estimated in up to 250 days (9 months) from the disclosure of the transaction from CZZ, RLOG and CSAN D+0 (Beginning) Material Facts Up to D + 180 Up to D + 210 Up to D + 250 (Closing) Other Relevant Events Disclosure of the Transaction (CZZ, RLOG, CSAN) Disclosure of Independent Committees’ Recommendation (CZZ, RLOG, CSAN) Disclosure of the EGM’s Resolution (CZZ, RLOG, CSAN) Beginning of Withdrawal Period for RLOG’s shareholders Formation of the Independent Committees (CZZ, RLOG, CSAN) Publication of the Call Notice for EGMs (CZZ, RLOG, CSAN) EGMs to Approve the Transaction (CZZ, RLOG, CSAN)

Proposed Transaction Structure 7 Simplified Current Shareholding Structure ▪ First step: merger of CZZ into CSAN ▪ CSAN will issue to the CZZ shareholders American Depositary Shares (“ADRs”) Step 1: Merger of CZZ into CSAN Free Float CZZ Controlling Group limited ▪ Corporate structure composed of 3 holding: Cosan (“CSAN”), Cosan Logistica (“RLOG”), both listed in B3, and Cosan Ltd. (“CZZ”), listed in NYSE limited Controlling Group Free Float CZZ Free Float CSAN3 CSAN3 Merger into Step 2: Merger of RLOG into CSAN ▪ Second step: merger of RLOG into CSAN ▪ RLOG shareholders will instead become owners of CSAN shares ▪ Following the merger, Cosan will become the direct controlling shareholder of Rumo ▪ No change in control in Cosan Group Free Float CSAN3 Free Float CZZ Free Float RLOG Controlling Group Other Subsidiaries CSAN3 Merger into Steps are subsequently and occur in the same day

Free Float RLOG3 Resulting Corporate Structure 8 Controlling Group 50% 50% 99% 70% 30.1% Julia Arduini Free Float RAIL3 3.8% 66.1% 50% Free Float CSAN3 Free Float CZZ

Q&A